Registrant	Assets as of September 30, 2019	Minimum Required Bond Amount
Madison Funds	$2,395,745,883	$1,700,000
Ultra Series Fund	$1,604,718,395	$1,500,000
Madison Covered Call and Equity Strategy Fund	$146,413,286	$600,000
Total Required Bond		$3,800,000
Total Amount of Joint Bond		$5,000,000